Filed Pursuant to Rule 424(b)(3)

Registration No. 333-272750

IPC ALTERNATIVE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 14 DATED FEBRUARY 12, 2026

TO THE PROSPECTUS DATED APRIL 4, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of IPC Alternative Real Estate Income Trust, Inc., dated April 4, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to IPC Alternative Real Estate Income Trust, Inc. unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of March 2, 2026;
•
to disclose the calculation of our January 31, 2026 NAV per share for all share classes;
•
to provide an update on the status of our Public Offering; and
•
to provide an update regarding our debt.

March 2, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 2, 2026 (and repurchases as of February 27, 2026) is as follows:

Transaction Price (per share)
Class T	$23.1290
Class S	$23.0635
Class D	$23.0736
Class I	$23.0635
Class X-1	$23.1788
Class X-2	$23.0635

As of the date of this Supplement, we had not sold any Class S shares or Class X-2 shares. Until we sell shares of Class S and Class X-2 common stock, the transaction price for these classes is based on NAV per share of our Class I shares as of January 31, 2026. We will separately compute the NAV per share for each one of these classes once we have shares of such class outstanding. Class X-1 and Class X-2 shares are not being sold as part of our Public Offering. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

January 31, 2026 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.ipcaltreit.com and is made available on our toll-free, automated telephone line at 866-MY-Inland (866-694-6526). Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for a discussion of how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Transactions or events have occurred since January 31, 2026 that could have a material impact on our NAV per share, upon which our transaction price is based. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2026 along with the immediately preceding month.

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company's common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of January 31, 2026 (dollars and shares/units in thousands):

Components of NAV	As of January 31, 2026
Investments in real estate	$414,600
Cash and cash equivalents	5,680
Restricted cash	1,918
Other assets	5,742
Debt	(273,299)
Other liabilities(1)	(14,270)
Net asset value	$140,371
Total shares/units outstanding	6,036
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of January 31, 2026, we had accrued under GAAP $285 of distribution fees payable to Inland Securities Corporation (the “Dealer Manager”) related to the Class T shares and units and Class D shares and units. As of January 31, 2026, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of January 31, 2026 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class X-1 Shares/Units	Class A Units	Total
Net asset value	$4,311	$567	$10,373	$100	$125,020	$140,371
Number of outstanding shares/units	186	25	450	4	5,371	6,036
NAV per share/unit as of January 31, 2026	$23.1290	$23.0736	$23.0635	$23.1788	$23.2764

Set forth below are the weighted averages of the key assumptions used by our independent valuation advisor in the discounted cash flow analysis used for the January 31, 2026 valuations, based on property type:

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.53%	6.32%
Self-Storage	8.17%	6.42%
Education	8.25%	6.75%

A change in these key assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our property investment values:

Property Type	Hypothetical Change	Healthcare	Self-Storage	Education
Discount rate (weighted average)	0.25% decrease	1.78%	1.51%	1.81%
	0.25% increase	(1.84)%	(2.26)%	(1.81)%
Exit capitalization rate (weighted average)	0.25% decrease	2.39%	2.01%	2.04%
	0.25% increase	(2.09)%	(2.51)%	(2.04)%

Our total NAV presented in the following tables shows the Company and the Operating Partnership on a combined basis and includes the NAV of the Company’s common stockholders, as well as partnership interests of the Operating Partnership held by parties other than us.

The following table provides a breakdown of the major components of our NAV as of December 31, 2025 (dollars and shares/units in thousands):

Components of NAV	As of December 31, 2025
Investments in real estate	$413,590
Cash and cash equivalents	8,753
Restricted cash	413
Other assets	5,215
Debt	(273,378)
Other liabilities(1)	(14,372)
Net asset value	$140,221
Total shares/units outstanding	6,026
(1)
Includes accrued distribution fees. Distribution fees only apply to Class T shares and units, Class S shares and units and Class D shares and units. For purposes of calculating NAV, we recognize the distribution fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the distribution fee as an offering cost at the time we sell Class T shares and units, Class S shares and units, and Class D shares and units. As of December 31, 2025, we had accrued under GAAP $279 of distribution fees payable to the Dealer Manager related to the Class T shares and units and Class D shares and units. As of December 31, 2025, we had not sold or issued any Class S shares or units, therefore, we had not accrued any distribution fees payable to the Dealer Manager related to such shares or units. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table sets forth our NAV and NAV per share/unit by class as of December 31, 2025 (dollars and shares/units in thousands except per share/unit data):

NAV Per Share/Unit	Class T Shares/Units	Class D Shares/Units	Class I Shares/Units	Class X-1 Shares/Units	Class A Units	Total
Net asset value	$4,177	$566	$10,146	$100	$125,232	$140,221
Number of outstanding shares/units	180	25	439	4	5,378	6,026
NAV per share/unit as of December 31, 2025	$23.1533	$23.0984	$23.0883	$23.1998	$23.2873

Status of our Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold in the Public Offering (i) 551,178 shares of our common stock (consisting of 347,647 Class I shares, 179,564 Class T shares and 23,967 Class D shares; no Class S shares were issued or sold as of such date) in the primary offering for total proceeds of $13.4 million and (ii) 8,355 shares of our common stock (consisting of 4,828 Class I shares, 2,857 Class T shares and 670 Class D shares) pursuant to our distribution reinvestment plan for a total value of $0.2 million. We intend to continue selling shares in the Public Offering on a monthly basis.

Update regarding our Debt

The following disclosure updates the “Investment Portfolio – Debt Financings” section of the Prospectus and all similar disclosure:

On January 26, 2026, the Operating Partnership, through certain subsidiaries as borrowers entered into an amendment to the loan agreement (the “BMO Loan Amendment”) with BMO Bank N.A., a national banking association (as successor to BMO Harris Bank N.A.), as administrative agent and lender (“BMO”), for an aggregate principal amount of $122.655 million (the “BMO Mortgage Loan”). The BMO Loan Amendment amended the loan agreement by and among the borrower and BMO dated September 30, 2021, as amended by those certain amendments dated August 1, 2022, October 24, 2023 and February 23, 2024 (collectively, the “BMO Loan Agreement”).

The BMO Loan Amendment extends the maturity date of the BMO Mortgage Loan by 24 months from September 30, 2026 (subject to two one-year extensions) to September 30, 2028 and removes any further extension options. The principal borrowed is the same. In conjunction with the BMO Loan Amendment, the borrower entered into an interest rate hedge matching the principal borrowed and the maturity.